

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 16, 2008

Diana L. Hassan
President and Director
Las Palmas Mobile Estates
6767 Tropicana Avenue, Suite 207
Las Vegas, Nevada 89103

      Re: Las Palmas Mobile Estates
              Preliminary Information Statement on Schedule 14C
              Filed September 3, 2008
              File No. 0-52397

Dear Ms. Hassan:

      We have completed our review of your Schedule 14C and have no further comments at this time.

                        Sincerely,

                        Pamela A. Long
                        Assistant Director

cc: Dean M. Smurthwaite, Esq. (303) 777-3823